Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

November 20, 2024

Via EDGAR Filing

Mr. Michael Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2458

Income & Treasury Limited Duration Portfolio of Funds, Series 82

File Nos. 333-282698 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2458, filed on October 17, 2024, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Income & Treasury Limited Duration Portfolio of Funds, Series 82 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1. Rather than providing an open-ended list of potential investments in the Principal Investment Strategy section, please disclose concretely the trust’s actual investments. Alternatively, please supplement the open-ended list by also disclosing additional detail about the trust’s actual investments at the date of deposit (e.g., language to the effect that “the Trust may invest in x, y and z. As of the date of deposit, the Trust will primarily/principally invest in x and y.”). Please also ensure that the Principal Risk section only covers risks associated with the trust’s actual principal investments at the date of deposit.

Response: Once the portfolio is selected, disclosure will be added that states the types of investments that represent a significant amount of the trust’s assets as of the date of deposit. The section entitled Principal Risks will be revised to match this list, as appropriate.

Exhibits

2. The Commission notes Exhibit 6.0 (relating to Powers of Attorney) in the list of exhibits. Please file a new Powers of Attorney as an exhibit in the next S6-A for the trust (see Rule 483(b) of the Investment Company Act of 1940).

Response: Powers of attorney executed within the last six months will be filed with, or incorporated by reference into, the next S-6 for the trust.

* * * * *

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren